UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO 13d-2(b)

Under the Securities Exchange Act of 1934

Ponce Financial Group, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

732344 106

(CUSIP Number)

January 27, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ]Rule 13d-1(b)

[X]Rule 13d-1(c)

[  ]Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 732344 106	13G	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS Ponce De Leon Foundation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,249,588[1]
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,249,588
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,249,588
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.1%[2]
12	TYPE OF REPORTING PERSON* CO3

[1]

The Ponce De Leon Foundation (the “Foundation”) is required by the terms of its governing documents to vote all shares held of Ponce Financial Group, Inc. in the same proportion as shares are voted by the other stockholders.

[2]	Based on 24,711,834 shares outstanding as of January 28, 2022.
[3]	The Foundation is a private charitable foundation under Section 501(c)(3) of the Internal Revenue Code.

CUSIP No. 732344 106	13G	Page 3 of 6 Pages

Item 1	(a).	Name of Issuer:

Ponce Financial Group, Inc.

Item 1	(b).	Address of Issuer’s Principal Executive Offices:

2244 Westchester Avenue
Bronx, NY 10462

Item 2	(a).	Name of Person Filing:

Ponce De Leon Foundation

Item 2	(b).	Address of Principal Business Offices or, if None, Residence:

2244 Westchester Avenue
Bronx, NY 10462

Item 2	(c).	Citizenship:

The Foundation is a Delaware corporation.

Item 2	(d).	Title of Class of Securities:
Common Stock, $0.01 par value per share.

Item 2	(e).	CUSIP Number:

732344 106
Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	☐	Investment Company registered under Section 8 of the Investment Company Act of 1940.

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J)

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

CUSIP No. 732344 106	13G	Page 4 of 6 Pages

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution:  Not applicable.

Item 4.Ownership (as of January 27, 2022):

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

See Box 9 on cover page.

(b)	Percent of class:

See Box 11 on cover page.

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or direct the vote:

See Box 5 on cover page.

(ii)	Shared power to vote or direct the vote:

See Box 6 on cover page.

(iii)	Sole power to dispose or to direct the disposition of:

See Box 7 on cover page.

(iv)	Shared power to dispose or to direct the disposition of:

See Box 8 on cover page.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person had ceased to be the beneficial owner of more than five percent of the class of securities, check the following.  ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 732344 106	13G	Page 5 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 22, 2022

Ponce De Leon Foundation

By:	/s/ Carlos P. Naudon
Name:	Carlos P. Naudon
Title:	President

CUSIP No. 732344 106	13G	Page 6 of 6 Pages

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).